As filed with the Securities and Exchange Commission on February 11, 2008

Registration No. 333-148432

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

APPLICATION FOR WITHDRAWAL

OF

REGISTRATION STATEMENT

(FILE NO. 333-148432)

HUMAN BIOSYSTEMS

(Exact Name of Small Business Issuer in its Charter)

CALIFORNIA    8731

(State or Jurisdiction of   (Primary Standard Industrial

Incorporation or Organization)  Classification Code Number)

77-0481056

(I.R.S. Employer Identification Number)

1127 Harker Avenue

Palo Alto, California 94301

(650) 323-0943

(Address and Telephone Number

of Principal Executive Offices and

Principal Place of Business)

Mr. Harry Masuda

Chief Executive Officer

Human BioSystems

1127 Harker Avenue

Palo Alto, California 94301

(650) 323-0943

(Name, Address and Telephone Number,

of Agent for Service)

Copy to:

Cathryn S. Gawne, Esq.

Hopkins & Carley

70 South First Street

San Jose, California 95113

(408) 286-9800

(408) 938-6281 (telecopier)

=============================================================================================================================================================================

February 11, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE,

Washington, D.C. 20549-1090

Attn:  Mr. Jeffrey Riedler

          Assistant Director

          Mail Stop 6010

Re:  Human BioSystems

       Registration Statement on Form SB-2

       Filed January 2, 2008

      File No. 333-148432

     Client-Matter No. 24015.002

Dear Mr. Riedler:

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Human BioSystems, a California corporation (the “Company”), hereby requests that the Registration Statement on Form SB-2, including all exhibits thereto (Registration No. 333-148432) (the “Registration Statement”), relating to the Company’s common stock, no par value (the “Common Stock”), be withdrawn, effective immediately. The Registration Statement has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application for withdrawal, please contact Cathryn S. Gawne, legal counsel to the Company, at (408) 286-9800.

HUMAN BIOSYSTEMS

By:	/s/ Harry Masuda
Harry Masuda
Chief Executive Officer